Exhibit 99.1

Execution Version

TransCanada Trust

Trust Notes – Series 2016-A Due 2076

guaranteed by

TransCanada PipeLines Limited

Underwriting Agreement

Calgary, Alberta
August 8, 2016

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
As Representatives of the several
Underwriters named in Schedule II hereto

c/o J.P. Morgan Securities LLC
383 Madison Avenue

New York, New York 10179

and

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Ladies and Gentlemen:

TransCanada Trust, a trust governed by the laws of the Province of Ontario (the “Trust”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its securities identified in Schedule I hereto (the “Trust Notes”), to be issued under a trust indenture dated as of May 20, 2015 (the “Base Indenture”), between CST Trust Company, as trustee (the “Trustee”) and the Trust (the “Offering”) as supplemented by a Second Supplemental Indenture (the “Second Supplemental Indenture”) to be dated as of the Closing Date (as defined below), among the Trust, the Trustee and TransCanada PipeLines Limited, a corporation organized under the laws of Canada (the “Company”) (the Base Indenture, as supplemented by the Second Supplemental Indenture, the “Indenture”). The Trust Notes will be unconditionally guaranteed on a subordinated basis as to the payment of principal and interest by the Company (such guarantees, the “Guarantees”, and together with the Trust Notes, the “Securities”). To the extent there are no additional Underwriters listed on Schedule II other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, any Preliminary Prospectus, the Canadian Supplemental PREP Prospectus, the U.S. Supplemental Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 4 of Form F-10 which were filed under the

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Exchange Act or pursuant to Applicable Canadian Securities Law on or before the Effective Date of the Registration Statement or the issue date of the Preliminary Prospectus, the Canadian Supplemental PREP Prospectus, the U.S. Supplemental Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be; and any reference herein to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus, the Canadian Supplemental PREP Prospectus, the U.S. Supplemental Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act or Applicable Canadian Securities Law after the Effective Date of the Registration Statement or the issue date of the Preliminary Prospectus, the Canadian Supplemental PREP Prospectus, the U.S. Supplemental Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 20 hereof.

1.                                      Representations and Warranties.  Each of the Trust and the Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1 that:

(a)                                 PREP Prospectus Filings.  The Trust and the Company meet the eligibility requirements to file a short form prospectus with the Reviewing Authorities and are eligible to use the PREP Procedures (as defined below); a preliminary base PREP prospectus relating to the Securities has been filed with the Reviewing Authorities in accordance with National Instrument 44-101 (“NI 44-101”) and National Instrument 44-103 (“NI-44-103”) for the pricing of securities after the receipt for a prospectus has been obtained (the “PREP Procedures”) and the Trust and the Company have informed the Alberta Securities Commission that it is the principal jurisdiction regulating the offering of the Securities; a preliminary receipt has been obtained from the Reviewing Authorities in respect of such preliminary short form base PREP prospectus; a final short form base PREP prospectus relating to the Securities has also been filed with the Reviewing Authorities in accordance with NI 44-101 and NI 44-103 (the “Canadian Final Base PREP Prospectus”) omitting the PREP Information (as hereinafter defined); a final receipt has been obtained from the Reviewing Authorities in respect of such Canadian Final Base PREP Prospectus; the Trust and the Company will file with the Reviewing Authorities, in accordance with Section 4(a) hereof and the PREP Procedures, a supplemented prospectus including the PREP Information (the “Canadian Supplemental PREP Prospectus”); the information included in the Canadian Supplemental PREP Prospectus that is omitted from the Canadian Final Base PREP Prospectus for which a receipt has been obtained from the Reviewing Authorities but that is deemed under the PREP Procedures to be incorporated by reference into the Canadian Final Base PREP prospectus as of the date of the Canadian Supplemental PREP Prospectus is referred to herein as the “PREP Information”; no order suspending the distribution of the Securities has been issued by the Reviewing Authorities and no proceeding for that purpose has, to the best of the Trust’s knowledge and the Company’s knowledge, been initiated or threatened by the Reviewing Authorities;

(b)                                 Registration Requirement Compliance.  The Trust and the Company meet the general eligibility requirements for use of Form F-10 under the Act, have filed a registration statement on Form F-10 (File No. 333-212720) and an amendment thereto in respect of the Securities and an appointment of agent for service of process on Form F-X (the “Form F-X”) in conjunction with the filing of such registration statement with the Commission and have caused

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the Trustee to prepare and file with the Commission an appointment of agent for service of process on Form F-X; such registration statement and any post-effective amendment thereto, including the Canadian Final Base PREP Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), in the form heretofore delivered or to be delivered to the Representatives, including exhibits to such registration statement and any documents incorporated by reference in the prospectus contained therein, for delivery by them to each of the other Underwriters, has been declared effective under the Act in such form; no other document with respect to such registration statement or documents incorporated by reference therein has heretofore been filed or transmitted for filing with the Commission and no other document incorporated by reference in the prospectus contained therein has heretofore been filed with the Reviewing Authorities; the Trust and the Company will file with the Commission, in accordance with Section 4(a) hereof and pursuant to General Instruction II.L. of Form F-10, the Canadian Supplemental PREP Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “U.S. Supplemental Prospectus”); no stop order suspending the effectiveness of such registration statement has been issued and, to the Trust’s knowledge and the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission; the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time the registration statement was declared effective, as amended at the time the registration statement was declared effective and including any  supplemented prospectus relating to the Securities that is filed with the Commission and deemed part of such registration statement, are hereinafter collectively called the “Registration Statement”; “U.S. Final Prospectus” means the prospectus included in the Registration Statement at the time it was declared effective, until such time as the first U.S. Supplemental Prospectus containing pricing information is filed with the Commission pursuant to General Instruction II.L. of Form F-10, at and after which time “U.S. Final Prospectus” shall mean such U.S. Supplemental Prospectus; and “Canadian Final Prospectus” means the Canadian Final Base PREP Prospectus, until such time as the Canadian Supplemental PREP Prospectus containing pricing information is filed with the Reviewing Authorities, at which time “Canadian Final Prospectus” shall mean such Canadian Supplemental PREP Prospectus;

(c)                                  Incorporated Documents.  The Canadian Documents, when they were filed with the Reviewing Authorities and incorporated by reference into the Canadian Final Prospectus, conformed in all material respects to the requirements of Applicable Canadian Securities Law; and the documents included or incorporated by reference in the Registration Statement, any Preliminary Prospectus and the U.S. Final Prospectus, when they were filed with the Commission conformed in all material respects to any applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder; and any further documents so filed and incorporated by reference in the Canadian Final Prospectus, any Preliminary Prospectus and the U.S. Final Prospectus or any amendment or supplement thereto, when such documents are filed with the Reviewing Authorities or the Commission, will conform in all material respects to the requirements of Applicable Canadian Securities Law, or the Exchange Act, as applicable;

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(d)                                 Disclosure Conformity.  On the Effective Date, the Registration Statement did, and on the date it was first filed and on the Closing Date, the U.S. Final Prospectus did and will conform in all material respects with the Act and the Trust Indenture Act and the rules and regulations of the Commission under both the Act and the Trust Indenture Act; on the date each was first filed, the Canadian Final Base PREP Prospectus did and the Canadian Final Prospectus will, and on the Closing Date the Canadian Final Prospectus will, conform in all material respects with the applicable requirements of Applicable Canadian Securities Law; the Registration Statement, as of the Effective Date and at the Initial Sale Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; the Canadian Final Base PREP Prospectus and the prospectus included in the Registration Statement at the time it was declared effective, each as of its filing date and at the Initial Sale Time, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Supplemental PREP Prospectus and the U.S. Supplemental Prospectus will not, as of their filing dates and as of the Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Trust or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus;

(e)                                  Disclosure Package. As of 3:57 p.m. (Eastern time) on the date of this Agreement (the “Initial Sale Time”) and as of the Closing Date, (i) the Disclosure Package and (ii) each electronic roadshow, if any, listed in Schedule IV hereto (the “Roadshows”), when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package and the Roadshows made in reliance upon and in conformity with information furnished in writing to the Trust or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein;

(f)                                   Company not Ineligible Issuer.  At the time of the initial filing of the Registration Statement, each of the Trust and the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Trust or the Company be considered an Ineligible Issuer;

(g)                                  Issuer Free Writing Prospectuses.  Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein and any prospectus deemed to be a part thereof that has not been superseded or modified.  The foregoing sentence does not apply to statements in or omissions from such Issuer Free Writing Prospectus made in reliance

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upon and in conformity with information furnished in writing to the Trust or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein;

(h)                                 Trust and Company Good Standing.  The Trust has been duly formed and is validly existing as a trust under the laws of Ontario and the Company has been duly incorporated and is validly existing as a corporation under the laws of Canada, in each case, with full power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and is duly qualified to transact its business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole;

(i)                                     Subsidiary Good Standing.  Each of the Company’s Significant Subsidiaries has been duly incorporated or organized, is validly existing as a corporation, a limited liability company or a limited partnership, as the case may be, in good standing under the laws of the respective jurisdiction of its incorporation or organization, has the corporate, limited liability company or limited partnership power and authority to own its property and to conduct its business as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus (or as presently conducted, if not so described therein) and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole.  Other than the Significant Subsidiaries, each of the other subsidiaries of the Company did not have (i) as of the last day of the Company’s most recent fiscal year, total assets in excess of 10% of the consolidated assets of the Company and its subsidiaries as at that date and (ii) for the fiscal year then ended, total revenues in excess of 10% of the consolidated revenues of the Company and its subsidiaries for such period.  In making this determination, any subsidiary acquired after the last day of the Company’s most recent fiscal year shall be deemed to have been acquired as of such date. The Trust does not have any subsidiaries;

(j)                                    Existing Instruments.  There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Disclosure Package, the Canadian Final Prospectus or the U.S. Final Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the headings “Certain Income Tax Considerations”, “Description of the Trust Securities”, “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” and “Description of the TCPL Sub Notes” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings;

(k)                                 Agreement, Securities and Indenture Authorization.  Each of the Trust and the Company has full power and authority to execute, deliver and perform its obligations under

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this Agreement and this Agreement has been duly authorized, executed and delivered by or on behalf of each of the Trust and the Company; the Trust Notes have been duly authorized and, when the Trust Notes are issued and delivered pursuant to this Agreement, such Trust Notes will have been duly executed, authenticated, issued and delivered and, upon payment for the Trust Notes by the Representatives to the Trust, will constitute valid and legally binding obligations of the Trust entitled to the benefits of the Indenture; the Guarantees have been duly authorized and, when the Trust Notes are issued and delivered pursuant to this Agreement, and upon payment for the Trust Notes by the Representatives to the Trust, such Guarantees will constitute valid and legally binding obligations of the Company; the Base Indenture, which is included as an exhibit to the Registration Statement, has been duly authorized, the Second Supplemental Indenture, a form of which is included as an exhibit to the Registration Statement, has been duly authorized, the Indenture has been duly qualified under the Trust Indenture Act and the Base Indenture has been and the Second Supplemental Indenture, when the Trust Notes are issued and delivered pursuant to this Agreement, will have been, duly executed and delivered by the Trust, in the case of the Base Indenture, and by the Trust and the Company, in the case of the Second Supplemental Indenture, and the Indenture, assuming the due execution and delivery by the Trustee, will constitute a valid and legally binding instrument, enforceable against the Trust and the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); no registration, filing or recording of the Base Indenture or the Second Supplemental Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Base Indenture or the Second Supplemental Indenture or the Securities issued thereunder; and the Indenture conforms, and the Securities will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect to such Securities; the TCPL Exchange Preferred Shares and TCPL Deferral Preferred shares (in each case, as defined, and issuable in the circumstances described, in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus) have been duly authorized by the Company out of its authorized and unissued share capital, free from pre-emptive and other rights, in such amounts as may be required for the Company to meet its obligations under the Share Exchange Agreement and the Assignment and Set-Off Agreement, as applicable, and, if and when issued, such TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares will be validly issued, will be outstanding as fully paid and nonassessable preferred shares, and will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect to such preferred shares;

(l)                                     Investment Company Act.  Neither the Trust nor the Company is and, after giving effect to (i) the offering and sale of the Securities and the application of the proceeds of the Securities as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds” and (ii) the sale of the TCPL Sub Notes and the application of the proceeds of the TCPL Sub Notes as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” neither the Trust nor the Company will be an “investment company” as defined in

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the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(m)                             Passive Foreign Investment Company.  Each of the Trust and the Company was not a “passive foreign investment company” as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (a “PFIC”), for its taxable year ended December 31, 2015, and neither the Trust nor the Company expects to be a PFIC for its taxable year ended December 31, 2016 or for future taxable years during the term of the Securities;

(n)                                 Governmental Authorization and Absence of Further Requirements.  No Governmental Authorizations are required in connection with the transactions contemplated herein, except such as have been obtained under the Act, Applicable Canadian Securities Law, the Canada Business Corporations Act, and the Trust Indenture Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Securities by the Underwriters in the manner contemplated herein and in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus; except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, each of the Trust and the Company and its subsidiaries possess all Governmental Authorizations necessary to conduct their respective businesses except where the failure to possess such Governmental Authorizations would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, and neither the Trust, the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(o)                                 Material Changes.  Since the respective dates as of which information is given in the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, except as may otherwise be stated in or contemplated by the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, there has been no material adverse change, actual or to the knowledge of the Trust or the Company, pending, in the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business;

(p)                                 No Default and Conflict Absence.  Neither the issue and sale of the Securities, nor the consummation of any other of the transactions herein contemplated, nor the execution, delivery or performance of the Ancillary Agreements (as defined below) will conflict with or result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Trust or of the Company or any of its Significant Subsidiaries pursuant to (i) the charter, by-laws, certificate of formation, limited liability agreement, partnership agreement or other formation, constating or organizational documents, as the case may be, of the Trust or of the Company or any of its Significant Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other

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agreement, obligation, condition, covenant or instrument to which the Trust or the Company or any of its Significant Subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Trust or the Company or any of its Significant Subsidiaries of any Governmental Authority, except, in the case of (ii) or (iii), such breaches, violations, liens, charges or encumbrances as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole; except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Trust, the Company nor any Significant Subsidiary is in violation or default of (i) any provision of its respective charter, bylaws, certificate of formation, limited liability agreement, partnership agreement or other formation, constating or organizational documents, as the case may be, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any Governmental Authority, except, in the case of (ii) or (iii) such violation or default as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole;

(q)                                 Financial Statements.  The consolidated historical financial statements of the Company included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement (i) present fairly in all material respects the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, (ii) comply as to form with the applicable accounting requirements of the Act and Applicable Canadian Securities Law, and (iii) have been prepared in conformity with U.S. generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as otherwise noted therein). The unaudited pro forma condensed consolidated balance sheet and condensed consolidated statements of income of the Company and the related notes thereto included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement (i) present fairly in all material respects the pro forma consolidated financial position, results of operations and earnings of the Company as of the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto, (ii) complies as to form with the applicable accounting requirements of the Act and Applicable Canadian Securities Law, (iii) has been prepared in conformity with U.S. generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and (iv) the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein. The Columbia Financial Information and any selected financial data relating to Columbia included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement (i) presents fairly in all material respects the financial condition, results of operations and cash flows of Columbia as of the dates and for the periods indicated, (ii) comply as to form with the applicable accounting requirements of the Act and Applicable Canadian Securities Law, and (iii) have been prepared in conformity with U.S. generally accepted accounting principles, applied on a consistent basis throughout the periods involved (except as

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otherwise noted therein). The summary financial information of the Trust, the Company, and of other subsidiaries of the Company set forth in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement under the caption “Consolidating Summary Financial Information” fairly presents, on the basis stated under such caption in the Canadian Final Prospectus, the Disclosure Package, the U.S. Final Prospectus and the Registration Statement, the information included therein;

(r)                                    Proceedings Absence.  Except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, no action, suit or proceeding by or before any Governmental Authority involving the Trust, the Company or any of its subsidiaries or its or their property is pending or, to the best of the Trust’s knowledge and the Company’s knowledge, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust and the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business;

(s)                                   Ownership of Property.  Each of the Trust and the Company and each of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted, except such as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole;

(t)                                    Independent Accountants.  KPMG LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, are independent chartered accountants with respect to the Trust and the Company within the meaning of Applicable Canadian Securities Law and independent public accountants within the meaning of the Act and the applicable published rules and regulations thereunder. Deloitte & Touche LLP, who have certified certain financial statements of Columbia and its subsidiaries and delivered their report with respect to Columbia’s audited comparative consolidated financial statements as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, are independent registered public accountants with respect to Columbia within the meaning of the Act and the applicable published rules and regulations thereunder;

(u)                                 Market Stabilization.  Neither the Trust nor the Company has taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Applicable Canadian Securities Law, or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Trust or the Company to facilitate the sale or resale of the Securities;

(v)                                 Environmental Law Compliance.  Except as set forth in or contemplated in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, the Trust and the Company and its subsidiaries are (i) in substantial compliance with Environmental Laws,

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(ii) have received and are in substantial compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business.  Except as set forth in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, neither the Trust, the Company nor any of the subsidiaries of the Company has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or under any similar Canadian legislation except as would not, individually or in the aggregate, have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole;

(w)                               Ancillary Agreements.  Each of the Trust and the Company has full power and authority to execute, deliver and perform its obligations, as applicable, under the Administration Agreement, the TCPL Sub Note Purchase Agreement, the TCPL Sub Note Trust Indenture, the TCPL Sub Notes, the Share Exchange Agreement, the Assignment and Set-Off Agreement, the Credit Facility and the Subscription Agreement (such agreements and instruments, in each case, as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, and collectively, such agreements and instruments, the “Ancillary Agreements”); each of the Ancillary Agreements has been duly authorized, and has been, or on or prior to the Closing Date will be, duly executed and delivered by the Trust and the Company (to the extent a party thereto) and, assuming the due execution and delivery by the other parties to such agreements, constitutes, or on or prior to the Closing Date will constitute, a valid and legally binding instrument, enforceable against the Trust and the Company, as applicable, in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); each of the Ancillary Agreements will conform in all material respects to the descriptions thereof contained in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus with respect thereto; no registration, filing or recording of any Ancillary Agreement under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of such agreement; and

(x)                                 Officers’ Certificates.  Any certificate signed by any officer of the Trust or the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Trust or the Company, as applicable, as to matters covered thereby, to each Underwriter.

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2.                                      Purchase and Sale.

(a)                                 Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Trust agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Trust, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.

(b)                                 Each Underwriter represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver any of the Securities purchased by it under this Agreement, in Canada or to any resident of  Canada. Each Underwriter further agrees that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar agreement with respect to the Securities that may be entered into by such Underwriter.

3.                                      Delivery and Payment.

(a)                                 Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Trust or as provided in Section 8 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Trust by wire transfer payable in same-day funds to an account specified by the Trust.  Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct and agree to with the Trust.

(b)                                 As compensation for the services rendered by the Underwriters to the Trust in respect of the issuance and sale of the Securities, the Trust on the Closing Date will pay to the Representatives for the respective accounts of the several Underwriters a commission of 1.00% of the principal amount of the Securities sold to the Underwriters under this Agreement.  Payment to the Representatives shall be made by wire transfer payable in same day funds to an account specified by the Representatives.  All payments to be made by the Trust to the Representatives as compensation for the services rendered by the Underwriters to the Trust in respect of the issuance and sale of the Securities hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever provided that each Underwriter deals at arm’s length with the Trust (as such term is understood for purposes of the Income Tax Act (Canada)), any such commission or fee is payable in respect of services rendered by an Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

4.                                      Agreements.  Each of the Trust and the Company agrees with the Representatives and the several Underwriters that:

(a)                                 Prior to the termination of the Offering, neither the Trust nor the Company will file any amendment or supplement to the Registration Statement or the prospectus included therein or the Canadian Final Prospectus or the U.S. Final Prospectus (including the Canadian

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Supplemental PREP Prospectus or the U.S. Supplemental Prospectus) unless the Trust or the Company has furnished a copy to the Representatives for their review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object unless filing is immediately required by law without right of appeal.  Subject to the foregoing sentence, the Trust and the Company will prepare the Canadian Supplemental PREP Prospectus and the U.S. Supplemental Prospectus setting forth the principal amount of Securities covered thereby, the terms not otherwise specified in the Canadian Final Base PREP Prospectus and the prospectus which is included in the Registration Statement pursuant to which the Securities are being issued, the names of the Underwriters participating in the Offering and the principal amount of Securities which each severally has agreed to purchase, the names of the Underwriters acting as co-managers in connection with the Offering, the price at which the Securities are to be purchased by the Underwriters from the Trust, the initial public offering price, and the selling concession and reallowance, if any, in a form approved by the Representatives and shall file (i) such Canadian Supplemental PREP Prospectus with the Reviewing Authorities in accordance with Applicable Canadian Securities Law and the PREP Procedures and (ii) such U.S. Supplemental Prospectus with the Commission pursuant to General Instruction II.L. of Form F-10 not later than the Commission’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authorities. Each of the Trust and the Company will promptly file all reports, if any, required to be filed by it with the Reviewing Authorities pursuant to Applicable Canadian Securities Law, and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) in connection with the offering or sale of the Securities, and during such same period will advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Final Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Canadian Final Base PREP Prospectus or the prospectus included in the Registration Statement or any amended Canadian Final Prospectus or U.S. Final Prospectus has been filed with the Reviewing Authorities or the Commission, of the issuance by the Reviewing Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening, to the knowledge of the Trust or the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Reviewing Authorities or the Commission for the amending or supplementing of the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus or for additional information relating to the Securities; and each of the Trust and the Company will use its commercially reasonable best efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use its commercially reasonable best efforts to obtain the withdrawal of such order as soon as possible;

(b)                                 Notwithstanding the provisions of paragraph 4(a) above, if, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Canadian Final Prospectus or the U.S. Final Prospectus, each as

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then amended or supplemented, or the Disclosure Package, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or amend or supplement the Canadian Final Prospectus, the U.S. Final Prospectus or the Disclosure Package to comply with Applicable Canadian Securities Law, the Act or the Exchange Act, each of the Trust and the Company will promptly (i) notify the Representatives of such event, (ii) prepare and file with the Reviewing Authorities and the Commission an amendment or supplement which will correct such statement or omission or effect such compliance and (iii) supply any amended or supplemented Canadian Final Prospectus and U.S. Final Prospectus or Disclosure Package to the Representatives in such quantities as they may reasonably request;

(c)                                  As soon as practicable, the Company will make generally available to its security holders an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158;

(d)                                 The Trust and the Company will furnish to the Representatives and counsel for the Underwriters, without charge, copies of the Registration Statement (including exhibits thereto) and to the Representatives for delivery to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Prospectus, Issuer Free Writing Prospectus and U.S. Final Prospectus and any supplement thereto as the Representatives may reasonably request.  The Trust and the Company will pay the expenses of printing or other production of all documents relating to the Offering;

(e)                                  The Trust and the Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may designate upon consultation with the Trust and the Company and will maintain such qualifications in effect so long as required for the distribution of the Securities and will pay any fee of the FINRA in connection with its review of the Offering; provided that in no event shall the Trust or the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject;

(f)                                   Each of the Trust and the Company agrees that, unless it obtains the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with each of the Trust and the Company that, unless it has obtained or will obtain, as the case may be, the prior written consent of the Trust or the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Trust or the Company with the Commission or retained by the Trust or the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectus substantially in the form included in Schedule III hereto and in respect of Roadshows, if any, furnished to you before first use. Any such Free Writing Prospectus consented to by the Representatives or the Trust or the Company is

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hereinafter referred to as a “Permitted Free Writing Prospectus.”  Each of the Trust and the Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping;

(g)                                  Neither the Trust nor the Company will, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge, or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Trust or the Company or any affiliate of the Company or any person in privity with the Trust, the Company or any affiliate of the Company) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities with a term in excess of nine months issued or guaranteed by the Trust or the Company (other than the Securities) or publicly announce an intention to effect any such transaction, in each case, within the U.S. marketplace until the Business Day set forth in Schedule I hereto;

(h)                                 The Trust will furnish to the Trustee reports and other information in accordance with the requirements specified in Section 5.3 of the Base Indenture and the Company will furnish to the Trustee reports and other information in accordance with Section 6.5 of the Second Supplemental Indenture;

(i)                                     The Trust will use the net proceeds received by it from the sale of any Securities in the manner specified in the U.S. Final Prospectus, the Disclosure Package and the Canadian Final Prospectus under the caption “Use of Proceeds”; and the Company will use the net proceeds received by it from the sale of any of the TCPL Sub Notes in the manner specified in the U.S. Final Prospectus, the Disclosure Package and the Canadian Final Prospectus under the caption “Use of Proceeds”;

(j)                                    In connection with the Offering, each of the Trust and the Company will take such steps as it deems necessary to ascertain promptly whether (i) the Canadian Supplemental PREP Prospectus prepared in connection with the Offering was received for filing by the Reviewing Authorities and (ii) the U.S. Supplemental Prospectus prepared in connection with such Offering and transmitted for filing pursuant to General Instruction II.L. of Form F-10 was received for filing by the Commission, and, in the event that any such prospectuses were not received for filing, it will promptly file any such prospectus not then received for filing;

(k)                                 Each of the Trust and the Company agrees to pay the costs and expenses relating to the following matters: (i) the preparation, printing or reproduction and filing with the Commission or the Reviewing Authorities, as applicable, of the Registration Statement (including financial statements and exhibits thereto), any Issuer Free Writing Prospectus, each Preliminary Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and each amendment or supplement to any of them, and the costs and expenses relating to any Roadshow; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges

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for counting and packaging) of such copies of the Registration Statement, each Preliminary Prospectus, each Issuer Free Writing Prospectus, the Canadian Final Prospectus and U.S. Final Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Securities; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Securities, including any stamp or transfer taxes in connection with the original issuance and sale of the Securities; (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the Offering; (v) if applicable, any registration or qualification of the Securities for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such registration and qualification) provided that neither the Trust nor the Company shall be responsible for the fees and disbursements of more than one law firm (other than local counsel) for all the Underwriters in connection with the transactions contemplated hereby, including preparation of the Blue Sky memorandum; (vi) any filings required to be made with the FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); (vii) the transportation and other expenses in connection with presentations to prospective purchasers of the Securities; (viii) the fees and expenses of the Trust’s and the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Trust and the Company; (ix) any fees and expenses of the Trustee and any agent of the Trustee and the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities; (x) any fees charged by securities rating services for rating the Securities; and (xi) all other costs and expenses of the Trust and the Company and its representatives incident to the performance by the Company of its obligations hereunder; and

(l)                                     Neither the Trust nor the Company will take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Applicable Canadian Securities Law, or otherwise, stabilization or manipulation of the price of any security of the Trust or the Company to facilitate the sale or resale of the Securities.

5.                                      Conditions to the Obligations of the Underwriters.  The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Trust and the Company contained herein as of the Initial Sale Time and the Closing Date (including, for the avoidance of doubt, compliance with covenants and conditions in the indentures of the Company relating to the creation, assumption or incurrence of funded indebtedness), to the accuracy of the statements of the Trust and the Company made in any certificates pursuant to the provisions of this Section 5, to the performance by each of the Trust and the Company of its obligations hereunder and to the following additional conditions:

(a)                                 (i)                                     The Canadian Supplemental PREP Prospectus shall have been filed with the Reviewing Authorities under Applicable Canadian Securities Law and (ii) the U.S. Supplemental Prospectus shall have been filed with the Commission pursuant to General Instruction II.L. of Form F-10 under the Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 4(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no order preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for any such purpose shall have been initiated or threatened by the Commission or the Reviewing Authorities;

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(b)                                 The Company shall have requested and caused Mayer Brown LLP, U.S. counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect set forth in Annex I hereto;

(c)                                  Blake, Cassels & Graydon LLP, Canadian counsel for the Company, shall have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, with respect to the laws of the Province of Alberta, the Province of Ontario and the federal laws of Canada applicable therein, to the effect set forth in Annex II;

(d)                                 Stikeman Elliott LLP, Canadian tax counsel for the Company, shall have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, with respect to the laws of the Province of Alberta, the Province of Ontario and the federal laws of Canada applicable therein, to the effect set forth in Annex III.

(e)                                  The Representatives shall have received from Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture (if applicable), the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably require and request for the purpose of enabling them to pass upon such matters;

(f)                                   The Representatives shall have received from United States in-house counsel to the Company, an opinion to the effect set forth in Annex IV;

(g)                                  As of the date hereof, TransCanada Corporation shall have executed a Letter Agreement substantially in the form attached hereto as Annex V;

(h)                                 The Company shall have furnished to the Representatives a certificate of the Trust signed by the Vice-President, Finance and Treasurer and the Executive Vice-President, Corporate Development and Chief Financial Officer of the Company, in its capacity as Administrative Agent of the Trust, dated the Closing Date, to the effect of (i), (ii) and (iii) in this paragraph 5(h) below and a certificate of the Company, signed by the Vice-President, Finance and the Executive Vice-President and Chief Financial Officer of the Company, dated the Closing Date, to the effect that:

(i)                                     the signers of such certificates have carefully examined the Registration Statement, the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus, any supplements to the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus and this Agreement;

(ii)                                  the representations and warranties of the Trust or the Company, as applicable, in this Agreement are true and correct in all material respects on and as of the Closing Date with the same effect as if made on the Closing Date and the Trust or the Company, as applicable, has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;

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(iii)                               no stop order suspending the effectiveness of the Registration Statement or stop order preventing or suspending the use of any prospectus relating to the Securities has been issued and no proceedings for that purpose have been, to the Trust’s or the Company’s knowledge, as applicable, instituted or threatened by the Reviewing Authorities or the Commission;

(iv)                              since the date of the most recent financial statements included or incorporated by reference in the Canadian Final Prospectus and the Disclosure Package, there has been no material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus and the Disclosure Package; and

(v)                                 the Trust and the Company are in compliance with the covenants and conditions in the indentures of the Trust and the Company, as applicable, relating to the creation, assumption or incurrence of funded indebtedness;

(i)                                     At the Initial Sale Time and the Closing Date, the Representatives shall have received from KPMG LLP a letter or letters dated such date or dates, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter or letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the U.S. Final Prospectus, the Disclosure Package, any Issuer Free Writing Prospectus and the Canadian Final Prospectus. At the Initial Sale Time and the Closing Date, the Representatives shall have received from Deloitte & Touche LLP a letter or letters dated such date or dates, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter or letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the Columbia Financial Information and certain financial information of Columbia contained in the Registration Statement, the U.S. Final Prospectus, the Disclosure Package, any Issuer Free Writing Prospectus and the Canadian Final Prospectus;

(j)                                    Subsequent to the Initial Sale Time or, if earlier, the dates as of which information is given in the Registration Statement as amended or supplemented prior to the Initial Sale Time, the Canadian Final Prospectus as amended or supplemented prior to the Initial Sale Time, the Disclosure Package or any Issuer Free Writing Prospectus, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (i) of this Section 5 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Canadian Final Prospectus, as amended or supplemented prior to the Initial Sale Time, and the Disclosure Package the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration

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Statement, the Canadian Final Prospectus, the U.S. Final Prospectus, the Disclosure Package and any Issuer Free Writing Prospectus;

(k)                                 Subsequent to the Initial Sale Time, there shall not have been any decrease in the rating of any of the Trust’s or the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined in Section 3(a)(62) of the Exchange Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change;

(l)                                     If the Registration Statement or an offering of Securities has been filed with the FINRA for review, the FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements;

(m)                             At the Initial Sale Time and the Closing Date, the Representatives shall have received from the Executive Vice-President, Corporate Development and Chief Financial Officer of the Company a certificate, dated such date, in form and substance satisfactory to the Representatives, with respect to certain financial data relating to the Trust contained in the Registration Statement, the U.S. Final Prospectus, the Disclosure Package, and the Canadian Final Prospectus; and

(n)                                 Prior to the Closing Date, the Trust and the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.

If any of the conditions specified in this Section 5 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be in all material respects reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the Representatives.  Notice of such cancellation shall be given to the Trust and the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 5 shall be delivered at the office of the Company, Attention: Corporate Secretary, 450 — 1st Street S.W., Calgary, Alberta, T2P 5H1 on the Closing Date or such other place as the Company and the Representatives shall so agree.

6.                                      Reimbursement of Underwriters’ Expenses.  If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 5 hereof is not satisfied, or because of any refusal, inability or failure on the part of the Trust or the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company or the Trust will reimburse the Underwriters severally through the Representatives on demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.

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7.                                      Indemnification and Contribution.

(a)                                 Each of the Company and the Trust agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person, if any, who controls any Underwriter within the meaning of the Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as originally filed, the Canadian Final Base PREP Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus or any Roadshow, or in all cases any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that neither the Trust nor the Company will be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Trust or the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein.  This indemnity agreement will be in addition to any liability which the Trust or the Company may otherwise have.

(b)                                 Each Underwriter severally and not jointly agrees to indemnify and hold harmless each of the Trust and the Company, each of its directors, its officers, and each person who controls the Trust or the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Trust and the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Trust or the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity.  This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. Each of the Trust and the Company acknowledges that the statements set forth in the twenty ninth paragraph of the cover page regarding stabilization and concessions and the seventh paragraph of the cover page regarding delivery of the Securities and, under the heading “Underwriting”, (i) the names listed in the table included in the first paragraph of the text, (ii) the fifth paragraph of text concerning concessions, (iii) the eighth paragraph of text concerning confirmation of sales to any account over which the Underwriters exercise discretionary authority, (iv) the third sentence in the ninth paragraph of text concerning market making by the Underwriters, and (v) the tenth, eleventh, twelfth, thirteenth and fourteenth paragraphs of text concerning short sales, stabilizing transactions and penalty bids, in the Canadian Final Base PREP Prospectus, any Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in the Canadian Final Base PREP Prospectus, any Preliminary Prospectus, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus or any Roadshow.

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(c)           Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.  An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

(d)           In the event that the indemnity provided in paragraph (a) or (b) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Trust and the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively, “Losses”) to which the Trust and the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Trust and the Company, on the one hand, and by the Underwriters, on the other, from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among Underwriters relating to the Offering) be responsible for any amount in excess of the total price at which the Securities underwritten and distributed to the public by such Underwriter was offered to the public. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Trust and the Company and the Underwriters severally shall

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contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Trust and the Company, on the one hand, and of the Underwriters, on the other, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations.  Benefits received by the Trust and the Company shall be deemed to be equal to the total net proceeds from the Offering (before deducting expenses) received by the Trust, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the Canadian Final Prospectus and the U.S. Final Prospectus.  Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Trust or the Company, on the one hand, or the Underwriters, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Trust and the Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above.  Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 7, each person who controls an Underwriter within the meaning of the Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Trust or the Company within the meaning of the Act, each officer of the Trust or the Company and each director of the Trust or the Company shall have the same rights to contribution as the Trust and the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

8.             Default by an Underwriter.  If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, then the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all of the unsold Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then the non-defaulting Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the non-defaulting Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the non-defaulting Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such non-defaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any non-defaulting Underwriter or the Trust or the Company.  In the event of a default by any Underwriter as set forth in this Section 8, the Closing Date shall be postponed for such period, not exceeding seven Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected.  Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Trust or the Company and any non-defaulting Underwriter for damages occasioned by its default hereunder.

9.             Termination.  This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Trust prior to delivery of and payment for the Securities, if at any time prior to such time, (i) trading in securities generally on the New York Stock Exchange or the Toronto Stock

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Exchange or the Nasdaq Global Market shall have been suspended or limited or minimum prices shall have been established on any of such Exchanges, (ii) a banking moratorium shall have been declared either by authorities in the United States, Canada or New York state, (iii) there shall have occurred a change or development involving a prospective change in Canadian taxation affecting the Securities or the transfer thereof or the imposition of exchange controls by the United States or Canada, or (iv) there shall have occurred any outbreak or escalation of hostilities, except as existing with similar severity on the date hereof involving Canada or the United States, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis, except as existing with similar severity on the date hereof the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus.

10.          Representations and Indemnities to Survive.  The respective agreements, representations, warranties, indemnities and other statements of the Trust, the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Trust or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Securities.  The provisions of Sections 6, 7 and 13 hereof shall survive the termination or cancellation of this Agreement.

11.          Notices.  All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk — 3rd floor (fax no.: (212) 834-6081) and to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Debt Capital Markets Syndicate Desk; or, if sent to the Trust or the Company, will be mailed, delivered or telefaxed to TransCanada Trust or TransCanada PipeLines Limited, as applicable, Attention:  Corporate Secretary (fax no.: (403) 920-2467) and confirmed to it at 450 — 1st Street S.W., Calgary, Alberta, T2P 5H1.

12.          Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 7 hereof, and no other person will have any right or obligation hereunder.

13.          Submission to Jurisdiction; Agent for Service; Waiver of Immunities.  Each of the Trust and the Company irrevocably (i) agrees that any legal suit, action or proceeding against the Trust or the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any court of the State of New York or the courts of the United States of America located in the City of New York and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  Each of the Trust and the Company has appointed TransCanada PipeLine USA Ltd. as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated thereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  Such appointment shall be irrevocable.  Each of the Trust and the Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Trust or the Company, as applicable, shall be deemed, in every respect, effective service of process upon the Trust or the Company, as applicable.

To the extent that the Trust or the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

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The provisions of this Section 13 shall survive any termination of this Agreement, in whole or in part.

14.          Judgment Currency.  The obligation of the Trust or the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due (as converted into U.S. dollars at the rate of exchange announced by the Bank of Canada on the day on which the final judgment is entered) to such Underwriter hereunder, each of the Trust and the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Trust or the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

15.          No Advisory or Fiduciary Responsibility.  Each of the Trust and the Company acknowledges and agrees that (i) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Trust and the Company, on the one hand, and the Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Trust or the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Trust or the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Trust or the Company on other matters) or any other obligation to the Trust or the Company except the obligations expressly set forth in this Agreement and (iv) each of the Trust and the Company has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Trust and the Company agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Trust or the Company, in connection with such transaction or the process leading thereto.

16.          Applicable Law.  This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

17.          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

18.          Counterparts.  This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

19.          Headings.  The Section headings used herein are for convenience only and shall not affect the construction hereof.

20.          Definitions.  The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Applicable Canadian Securities Law” shall mean the securities laws, rules, regulations and published policy statements applicable in the Province of Alberta and the Province of Ontario, as modified by the order of the Alberta Securities Commission dated August 20, 2014 (2014 ABSC 322).

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“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are authorized or obligated by law or regulation to close in New York City, Toronto or Calgary.

“Canadian Disclosure Package” shall mean (i) the Preliminary Prospectus dated August 5, 2016, in the form filed with the Reviewing Authorities, (ii) the Issuer Free Writing Prospectus, if any, in the form identified in Schedule III hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Canadian Disclosure Package.

“Canadian Documents” shall mean any documents incorporated by reference in the Canadian Final Prospectus when they were filed with the Reviewing Authorities.

“Columbia” shall mean Columbia Pipeline Group, Inc.

“Columbia Financial Information” means the audited comparative consolidated financial statements of Columbia as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, including the auditors’ report and notes in respect thereof, the interim comparative condensed consolidated financial statements of Columbia as at March 31, 2016 and 2015 and for the three month periods ended March 31, 2016 and 2015 including the notes in respect thereof.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Preliminary Prospectus dated August 5, 2016, in the form filed as part of the Registration Statement, (ii) the Issuer Free Writing Prospectus, if any, in the form identified in Schedule III hereto, and (iii) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that any part of the Registration Statement, any post-effective amendment or amendments thereto became or becomes effective.

“Environmental Laws” shall mean any Canadian, United States and other applicable foreign, federal, provincial, state, local or municipal laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

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“Governmental Authority” shall mean any court or governmental agency or body or any arbitrator of any kind having jurisdiction over the Trust or the Company or any of the Company’s subsidiaries or any of their properties.

“Governmental Authorization” shall mean any consent, approval, authorization, order, permit, license, filing, registration, clearance or qualification of, or with any statute, order, rule or regulation of any Governmental Authority.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Prospectus” shall mean any preliminary prospectus which describes the Securities and the offering thereof and is used by the Underwriters prior to filing of the U.S. Final Prospectus or the Canadian Final Prospectus, as applicable.

“Reviewing Authorities” shall mean the Alberta Securities Commission and the Ontario Securities Commission.

“Rule 158”, “Rule 164”, “Rule 172”, “Rule 405” and “Rule 433” refer to such rules under the Act.

“Significant Subsidiary” shall mean the “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X under the Act) of the Company all of which are listed in Annex A hereto.

“Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Commission promulgated thereunder.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Trust, the Company and the several Underwriters.

Very truly yours,

TRANSCANADA TRUST

BY: TRANSCANADA PIPELINES LIMITED, IN ITS CAPACITY AS ADMINISTRATIVE AGENT

By:	/s/ Donald R. Marchand
Name:	Donald R. Marchand
Title:	Executive Vice-President,
Corporate Development and Chief Financial Officer

By:	/s/ Joel E. Hunter
Name:	Joel E. Hunter
Title:	Vice President, Finance and Treasurer

TRANSCANADA PIPELINES LIMITED

By:	/s/ Donald R. Marchand
Name:	Donald R. Marchand
Title:	Executive Vice-President,
Corporate Development and Chief Financial Officer

By:	/s/ Joel E. Hunter
Name:	Joel E. Hunter
Title:	Vice President, Finance and Treasurer

[Underwriting Agreement Signature Page]

The foregoing Agreement is hereby confirmed and accepted as of the date first above written.

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
Name:	Som Bhattacharyya
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Smilchensky
Name:	Ben Smilchensky
Title:	Managing Director

By:	/s/ Mary Hardgrove
Name:	Mary Hardgrove
Title:	Managing Director

For themselves and the other several Underwriters named in Schedule II to the foregoing Agreement.

[Underwriting Agreement Signature Page]

SCHEDULE I

Underwriting Agreement dated August 8, 2016

Registration Statement No. 333-212720

Representatives:                              J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Title, Purchase Price and Underwriting Commission:

Title:	Trust Notes – Series 2016-A due 2076

Principal amount:	US$1,200,000,000

Purchase price (include accrued interest or amortization, if any): 100%

Underwriting commission:	1.00%

Closing Date, Time and Location:

August 11, 2016 at 8:00 a.m.  (Calgary Time) at
TransCanada PipeLines Limited
TransCanada Tower
450 1st Street S.W.
Calgary, Alberta T2P 5H1

Type of Offering: Non-delayed

Date referred to in Section 4(g) after which the Trust and the Company may offer or sell debt securities issued or guaranteed by the Trust or the Company without the consent of the Representatives shall be the earlier of:

(A) 5 days from the date of this Agreement, provided that (i) the Representatives receive written notification in advance of any new offering of debt securities issued or guaranteed by the Trust or the Company and (ii) the Underwriters’ selling efforts with respect to the debt securities offered pursuant to this Agreement have concluded and trading in such debt securities is continuing; or (B) 30 days from the date of this Agreement.

Modification of items to be covered by the letter from KPMG LLP and the letter from Deloitte & Touche LLP delivered pursuant to Section 5(i) at the Initial Sale Time: None

SCHEDULE II

Trust Notes — Series 2016-A Due 2076

Underwriters	Principal Amount of Securities to be Purchased

J.P. Morgan Securities LLC	US$	252,000,000
Deutsche Bank Securities Inc.	252,000,000
HSBC Securities (USA) Inc.	180,000,000
Citigroup Global Markets Inc.	90,000,000
Credit Suisse Securities (USA) LLC	90,000,000
Mitsubishi UFJ Securities (USA), Inc.	90,000,000
Mizuho Securities USA Inc.	90,000,000
Credit Agricole Securities (USA) Inc.	36,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	36,000,000
SMBC Nikko Securities America, Inc.	36,000,000
Barclays Capital Inc.	24,000,000
Wells Fargo Securities, LLC	24,000,000

Total	US$	1,200,000,000

SCHEDULE III

Form of Free Writing Prospectus

Filed Pursuant to Rule 433
Registration No. 333-212720
August 8, 2016

U.S.$1,200,000,000
TransCanada Trust
TransCanada PipeLines Limited

Trust Notes – Series 2016-A due 2076

Issuer:	TransCanada Trust

Guarantor:	TransCanada PipeLines Limited

Security:	Trust Notes – Series 2016-A due 2076

Size:	U.S.$1,200,000,000

Maturity Date:	August 15, 2076

Coupon:	5.875%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:

From, and including, the Closing Date to, but excluding, August 15, 2026 at a fixed rate equal to 5.875% per year, payable semi-annually in arrears on August 15 and February 15 of each year, commencing on February 15, 2017.

Floating Rate Period:

From August 15, 2026, and on every February 15, May 15, August 15 and November 15 of each year thereafter until August 15, 2076 (each such date, a “Series 2016-A Interest Reset Date”), the interest rate on the Trust Notes - Series 2016-A will be reset as follows: (i) starting on August 15, 2026 on every Series 2016-A Interest Reset Date, until August 15, 2046, the interest rate on the Trust Notes — Series 2016-A will be reset at an interest rate per annum equal to the three month LIBOR plus 4.64%, payable in arrears, with the first payment at such rate being on November 15, 2026 and, (ii) starting on August 15, 2046, on every Series 2016-A Interest Reset Date, until August 15, 2076, the interest rate on the Trust Notes - Series 2016-A will be reset on each Series 2016-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 5.39%, payable in arrears, with the first payment at such rate being on November 15, 2046.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months. Floating Rate Period: actual number of days elapsed during each interest period and a 360-day year.

Business Day:

A day on which the Guarantor, Valiant Trust Company and CST Trust Company are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta and the City of New York, New York.

Price to Public:	100%

Yield:	5.875%

Optional Redemption:

On or after August 15, 2026 the Trust may redeem the Trust Notes — Series 2016-A in whole at any time or in part from time to time on any Series 2016-A Interest Payment Date at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Agency Event:

Upon the occurrence of, or any time following the occurrence of, a Rating Event or a Tax Event, the Trust may redeem all (but not less than all) of the Trust Notes — Series 2016-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes - Series 2016-A equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

ERISA:

Subject to the considerations discussed under “Certain ERISA Matters,” the Trust Notes—Series 2016-A may be acquired by plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the provisions of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and entities deemed to hold plan assets of the foregoing (such plans and entities referred to herein as “Plans”), and plans that are subject to federal, state or other laws (referred to as “Similar Law”) that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code (such plans referred to herein as “Similar Law Plans”).  Each purchaser and subsequent transferee acquiring the Trust Notes—Series 2016-A with assets of a Plan or Similar Law Plan shall be deemed to represent and warrant that its acquisition, holding, redemption or exchange of the Trust Notes—Series 2016-A will not give rise to a nonexempt prohibited transaction under ERISA or the Code or a violation of Similar Law. See “Certain ERISA Matters.”

Trade Date:	August 8, 2016

Expected Settlement Date:	August 11, 2016 (T+3)

CUSIP:	89356BAB4

ISIN:	US89356BAB45

Joint Book-Running Managers and Co-Structuring Agents:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

Co-Managers:

HSBC Securities (USA) Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Credit Agricole Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Deutsche Bank Securities Inc. toll free at (800) 503-4611.

SCHEDULE IV

Electronic Roadshows

Fixed Income / Hybrid Market Update - August 2016.

ANNEX A

Significant Subsidiaries

Subsidiary	Organized Under the Laws of	Percentage Ownership Directly or Indirectly by TransCanada of Voting Share or Partnership Interest

NOVA Gas Transmission Ltd.	Alberta	100

TransCanada PipeLine USA Ltd.	Nevada	100

701671 Alberta Ltd.	Alberta	100

TransCanada Energy Ltd.	Canada	100

TransCanada American Investments Ltd.	Delaware	100

TransCanada Oil Pipelines Inc.	Delaware	100

TransCanada Keystone Pipeline, LLC	Delaware	100

TransCanada Keystone Pipeline, LP	Delaware	100

Columbia Pipeline Group, Inc.	Delaware	100

Columbia Pipeline Partners LP	Delaware	100

CPG OpCo LP	Delaware	100

Columbia Gas Transmission, LLC	Delaware	100

ANNEX I

Opinion of Mayer Brown LLP

United States Counsel to the Company

(i)            Each of TransCanada PipeLine USA Ltd., TransCanada American Investments Ltd., TransCanada Oil Pipelines Inc., TransCanada Keystone Pipeline, LLC, TransCanada Keystone Pipeline, LP, Columbia Pipeline Group, Inc., Columbia Pipeline Partners LP, CPG OpCo LP and Columbia Gas Transmission, LLC is a corporation, a limited liability company or a limited partnership, as the case may be, in good standing under the laws of the respective jurisdiction of its incorporation or organization.

(ii)           Assuming the compliance of the Canadian Final Prospectus, including the documents incorporated by reference therein, with the requirements of the securities laws and regulations of the Provinces of Alberta and Ontario and other requirements of Canadian law, the Registration Statement, the prospectus included in the Registration Statement at the time it was declared effective, and the U.S. Supplemental Prospectus (other than the financial statements, including schedules, and other financial and statistical information contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Act and the rules and regulations thereunder; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act.

(iii)          No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Trust or the Company under any Applicable Law for the issuance or sale of the Securities or the performance by each of the Trust and the Company of its obligations under this Agreement, the Indenture, the Assignment and Set-Off Agreement and the Share Exchange Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.  For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in our experience are normally applicable to the transactions of the type contemplated by this Agreement.

(iv)          Assuming that the Base Indenture has been duly authorized by the Trust and that the Second Supplemental Indenture has been duly authorized by each of the Trust and the Company, the Base Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by the Trust and the Second Supplemental Indenture (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by each of the Trust and the Company; the Indenture conforms in all material respects to the description thereof contained in each of the U.S. Final Prospectus and the Disclosure Package under the caption “Description of the Trust Securities”.  The Indenture has been duly qualified under the Trust Indenture Act.

(v)           Assuming that the Trust Notes have been duly authorized by the Trust, the Trust Notes (to the extent execution is governed by the laws of New York) have been duly executed.  The Securities, when issued and delivered, will conform in all material respects to the description contained in each of the U.S. Final Prospectus and the Disclosure Package, under the caption “Description of the Trust Securities” and are in a form contemplated in the Indenture.

(vi)          Assuming that this Agreement has been duly authorized by each of the Trust and the Company, this Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by each of the Trust and the Company.

(vii)         Assuming that the Letter Agreement has been duly authorized by TransCanada Corporation, the Letter Agreement (to the extent execution and delivery are governed by the laws of New York) has been duly executed and delivered by TransCanada Corporation.

(viii)        Neither the Trust nor the Company is and, after giving effect to (i) the offering and the sale of the Securities and the application of their proceeds as described in each of the U.S. Final Prospectus and the Disclosure Package under the heading “Use of Proceeds,” and (ii) the sale of the TCPL Sub Notes and the application of their proceeds as described in each of the U.S. Final Prospectus and the Disclosure Package under the heading “Use of Proceeds,” neither the Trust nor the Company will be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(ix)          The statements in each of the U.S. Final Prospectus and the Disclosure Package under the caption “Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, are accurate in all material respects.

(x)           Neither the execution and delivery of this Agreement and the Indenture, nor the issue and sale of the Securities, nor the execution and delivery of the Assignment and Set-Off Agreement and the Share Exchange Agreement, nor the consummation of any other of the transactions herein contemplated, nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of the Trust or the Company or its subsidiaries pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, excluding the Trust’s and the Company’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to the Trust or the Company or its subsidiaries of any United States federal or

New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Trust or the Company or its subsidiaries or any of its or their properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole.

(xi)          Neither the execution and delivery of the Letter Agreement, nor the consummation of any of the transactions therein contemplated nor the fulfillment of the terms thereof, will conflict with, result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of TransCanada Corporation or its subsidiaries pursuant to (i) the terms of such material agreements as are set out in Schedule A hereto or (ii) any United States federal or New York State statute, law, rule, or regulation known to such counsel to be applicable to the Offering, excluding TransCanada Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion) or, to the knowledge of such counsel, any judgment, order or decree applicable to TransCanada Corporation or its subsidiaries of any United States federal or New York State court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over TransCanada Corporation or its subsidiaries or any of its or their properties in the United States, except, in the case of (i) or (ii), such conflicts, breaches, violations, liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of TransCanada Corporation and its subsidiaries, taken as a whole.

Such counsel will state that they have been advised by the Commission that the Registration Statement has become effective under the Act.  Such counsel will further state that, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened.

Such counsel will state that they have participated in the preparation of the Registration Statement, the Disclosure Package and the U.S. Final Prospectus and in conferences with officers and other representatives of the Trust and the Company, representatives of the independent chartered accountants for the Trust and the Company, the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and related matters were discussed.  Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel may state that they have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in any of them (other than as explicitly stated in paragraph (ix) above), and have made no independent check or verification thereof (other than as explicitly stated in paragraphs (iv) and (v) above).  Subject to the foregoing and in the course of such participation (and relying as to materiality as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Trust and the Company), no facts came to such counsel’s attention that caused them to believe that (a) the Registration Statement, at its effective date and at the Initial Sale Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Final Prospectus, as of its date and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) the Disclosure Package as of the Initial Sale Time and as of the Closing Date, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  In each case, counsel need not express any belief as to (i) financial statements, financial statement schedules and other financial and statistical information or data included or incorporated by reference in or omitted from the Registration Statement, the Disclosure Package and the U.S. Final Prospectus or (ii) discussions of the regulation of the Company’s business under the federal and provincial laws of Canada in documents filed with the Reviewing Authorities or filed with the Commission and incorporated by reference in the Registration Statement, the Disclosure Package and the U.S. Final Prospectus.  In connection with the foregoing, such counsel may state that it is the understanding of the addressees of such opinion that such counsel does not act as United States regulatory counsel of the Company and does not hold itself out as an expert on the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services.

In rendering such opinion, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, (B) rely as to matters involving the application of laws of any jurisdiction other than the State of New York, the General Corporation Law, the Limited Liability Company Act and the Revised Uniform Limited Partnership Act of the State of Delaware or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (C) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

SCHEDULE A
TO ANNEX I

1.                                      Second Amended and Restated Debt Indenture, dated as of September 15, 2010, between TransCanada PipeLines Limited and The Bank of New York Mellon, as trustee, as amended or supplemented.

2.                                      Amended and Restated Subordinated Debt Indenture, dated as of November 30, 2000, between TransCanada PipeLines Limited and Computershare Trust Company, N.A. (as successor to The Bank of Nova Scotia Trust Company of New York), as trustee, as amended or supplemented.

3.                                      Indenture, dated as of May 22, 2015, by and among Columbia Pipeline Group, Inc., the guarantors named therein and U.S. Bank National Association, as trustee, as amended or supplemented.

ANNEX II

Opinion of Blake, Cassels & Graydon LLP
Canadian Counsel to the Company

(i)            The Trust is a trust governed by the laws of the Province of Ontario, the Company is a corporation existing under the laws of Canada, and each of the Trust and the Company has the corporate power to own or lease, as the case may be, and to operate its property and conduct its business as described in each of the Canadian Final Prospectus and the Canadian Disclosure Package;

(ii)           each of NOVA Gas Transmission Ltd., 701671 Alberta Ltd. and TransCanada Energy Ltd. (individually a “Canadian Subsidiary” and collectively the “Canadian Subsidiaries”) is a corporation existing under the jurisdiction of its incorporation and has the corporate power to own or lease, as the case may be, and to operate its property and to conduct its business as described in each of the Canadian Final Prospectus and the Canadian Disclosure Package;

(iii)          the Base Indenture has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta, the Province of Ontario or the federal laws of Canada, delivered by the Trust, the Second Supplemental Indenture has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta , the Province of Ontario or the federal laws of Canada, delivered by each of the Trust and the Company, and the Indenture constitutes a valid and legally binding obligation of each of the Trust and the Company, enforceable against each of the Trust and the Company in accordance with its terms, except that the enforceability of the Indenture may be subject to usual qualifications pertaining to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), public policy considerations and other customary qualifications; and no registration, filing or recording of the Indenture under the laws of the Province of Alberta, the Province of Ontario and the federal laws of Canada applicable therein (the “Applicable Law”) is necessary in order to preserve or protect the validity or enforceability of the Indenture or the debt securities issued thereunder, including the Securities;

(iv)          the Trust Notes have been authorized by the Trust and, assuming that the Trust Notes have been authenticated by the Trustee in the manner described in the Indenture, the Trust Notes have been, to the extent issuance, execution and delivery are matters governed by Applicable Law, issued, executed and  delivered by the Trust; and when authenticated in accordance with the provisions of the Indenture and delivered by the Trust against payment as provided in this Agreement, the Trust Notes will constitute valid and legally binding obligations of the Trust entitled to the benefits of the Indenture and will be enforceable against the Trust in accordance with their terms, except that the enforceability of the Trust Notes may be subject to usual qualifications pertaining to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), public policy considerations and other customary qualifications; the Securities conform in all material respects to the description thereof in each of the Canadian Final Prospectus and the Canadian Disclosure Package;

(v)           the Agreement has been authorized, executed and, to the extent delivery is governed by Applicable Law, delivered by each of the Trust and the Company;

(vi)          the Letter Agreement has been authorized, executed and, to the extent delivery is governed by Applicable Law, delivered by TransCanada Corporation;

(vii)         Each of the Assignment and Set-Off Agreement and the Share Exchange Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of Alberta, the Province of Ontario or the federal laws of Canada, delivered by the Trust, the Company and TransCanada Corporation (to the extent a party thereto) and constitutes a valid and legally binding obligation of each of the Trust, the Company and TransCanada Corporation (to the extent a party thereto), enforceable against each of the Trust, the Company and TransCanada Corporation (to the extent a party thereto) in accordance with its terms, except that the enforceability thereof may be subject to usual qualifications pertaining to bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), public policy considerations and other customary qualifications; and no registration, filing or recording of such agreement under the Applicable Law is necessary in order to preserve or protect the validity or enforceability of such agreement;

(viii)        The TCPL Exchange Preferred Shares and the TCPL Deferral Preferred Shares, upon issuance thereof as described in the Canadian Final Prospectus and the Canadian Disclosure Package in accordance with the terms of the Share Exchange Agreement and the Assignment and Set-Off Agreement, will be validly issued and outstanding as fully paid and non-assessable preferred shares;

(ix)          the execution, delivery and performance by each of the Trust and the Company of its obligations under the Agreement, the Indenture, the Securities, the Assignment and Set-Off Agreement and the Share Exchange Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Company or the declaration of trust of the Trust, (ii) Applicable Law applicable to the Offering, excluding the Trust’s and the Company’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of the Trust, the Company or the Canadian Subsidiaries, or, (iv) to such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over the Trust, the Company or the Canadian Subsidiaries except in the case of (ii), (iii) or (iv), such conflicts, breaches, violations, liens, charges and encumbrances that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Trust or the Company and its subsidiaries, taken as a whole;

(x)           the execution, delivery and performance by TransCanada Corporation of its obligations under the Letter Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of TransCanada Corporation, (ii) Applicable Law applicable to the Offering, excluding TransCanada Corporation’s and any subsidiary’s specially regulated activities (as to which such counsel need express no opinion), (iii) any indenture, mortgage, deed of trust, loan, credit agreement, note or any other agreement listed in Schedule A hereto on the part of TransCanada Corporation or the Canadian Subsidiaries, or (iv) to such counsel’s knowledge, any judgment, order or decree of any governmental body, agency or court in Canada having jurisdiction over TransCanada Corporation or the Canadian Subsidiaries except in the case of (ii), (iii) or (iv), such conflicts, breaches, violations, liens, charges and encumbrances that, individually, or in the aggregate, would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of the TransCanada Corporation and its subsidiaries, taken as a whole;

(xi)          no consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency in Canada is required on the part of the Trust or the Company pursuant to Applicable Law for the performance by each of the Trust and the Company of its obligations under the Agreement, the Indenture, the Securities, the Assignment and Set-Off Agreement or the Share Exchange Agreement, except such as may be required under Applicable Canadian Securities Law as interpreted and applied by the Reviewing Authorities or such as has been obtained under the CBCA;

(xii)         the statements in each of the Canadian Final Prospectus and the Canadian Disclosure Package under the captions “Description of the Trust Securities”, “Description of TCPL Exchange Preferred Shares and TCPL Deferral Preferred Shares” and “Description of the TCPL Sub Notes” insofar as such statements constitute summaries of the Canadian legal matters, agreements, documents or proceedings referred to therein, fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto;

(xiii)        each document incorporated by reference in the Canadian Final Prospectus (other than the financial statements, including schedules, and other financial or statistical data included therein or omitted therefrom, as to which such counsel need express no opinion), when such document was filed with the Reviewing Authorities, appeared on its face to be appropriately responsive as to form in all material respects with the requirements of Applicable Canadian Securities Law as interpreted and applied by the Reviewing Authorities;

(xiv)        a receipt has been obtained in respect of the Canadian Final Base PREP Prospectus from the Reviewing Authorities, the Canadian Final Prospectus has been filed with the Reviewing Authorities in the manner and within the time period required by

Applicable Canadian Securities Law and all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Applicable Canadian Securities Law, and no other authorization, approval, permit, consent, license or order of any government, government instrumentality or court under Applicable Law is required, for the issuance, sale and delivery of the Securities through the Underwriters in connection with a public offering thereof in the United States or for the execution, delivery and performance of the Assignment and Set-Off Agreement or the Share Exchange Agreement, and, to the knowledge of such counsel, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authorities and no proceedings for that purpose have been instituted or are pending or contemplated;

(xv)         the Canadian Final Base PREP Prospectus, at the time a final receipt was issued therefor, and the Canadian Supplemental PREP Prospectus, as of the date of its filing with the Reviewing Authorities (other than the financial statements, financial schedules and other financial or statistical data included in the foregoing documents, as to which such counsel need express no opinion) complied as to form in all material respects with the requirements of Applicable Canadian Securities Law;

(xvi)        there are no reports or other information that in accordance with the requirements of the Reviewing Authorities must be made publicly available in connection with the offering of the Securities that have not been made publicly available on SEDAR as required under Applicable Law;

(xvii)       any final and conclusive judgment in personam against the Trust or the Company in respect of the Agreement, the Indenture or the Securities or any agreement or instrument entered into in connection therewith by a court of the State of New York or of the United States located in the State of New York (a “New York Court”), which is not impeachable as void or voidable under the internal laws of the State of New York, for a fixed sum would be recognized and enforced by a court of competent jurisdiction in the Province of Alberta and the Province of Ontario, as applicable, if (i) such courts concluded that there is a real and substantial connection between the action and the jurisdiction of the court rendering judgment; (ii) such judgment was not obtained in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Alberta and the laws of the Province of Ontario, as applicable, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada), or contrary to any express terms of these Acts; (iii) the enforcement of such judgment would not constitute, directly or indirectly, the enforcement of foreign revenue, penal or public laws; (iv) the foreign court did not assume jurisdiction as a result of a fraud practiced on the court; (v) there is no new evidence that the judgment was obtained by fraud as to the merits of the claim which was not discoverable with due diligence before the foreign judgment was granted; and (vi) there has been compliance with the applicable limitation period; provided, that such courts have discretion to stay or decline to hear an action on the New York judgment if it is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; and further provided that the New York judgment has not already been satisfied or is otherwise void under New York law; and further provided, that interest payable on a judgment debt may be limited by the proper or governing law of the respective contract or obligation and that a monetary judgment of courts of the Province of Alberta and the Province of Ontario may only be awarded in Canadian currency and that the enforceability thereof may be limited by applicable bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally.  We have no reason to believe that the enforcement of any such judgment in respect of the Agreement, the Indenture or the Securities would be inconsistent with public policy as such term is understood under Applicable Law;

(xviii)      in the event that the Agreement is sought to be enforced in any action or proceedings in the Province of Alberta or the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, the courts of the Province of Alberta and the Province of Ontario, as applicable, would recognize such choice of laws, provided that such choice of laws was bona fide and legal and not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice is not contrary to public policy as such term is understood under Applicable Law.  We have no reason to believe that such choice of laws was made for the purpose of avoiding the consequences of the laws of any other jurisdiction or that such choice of laws would be inconsistent with public policy as such term is understood under Applicable Law;

(xix)        in the event that the Agreement is sought to be enforced in any action or proceeding in the Province of Alberta or the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, the courts of the Province of Alberta and the Province of Ontario, as applicable, would, subject to paragraph (xviii) above, apply the laws of the State of New York, upon appropriate evidence as to such laws being adduced, to all issues that, under the conflict of laws rules of Applicable Law, are to be determined in accordance with the proper or governing law of the respective contract or obligation, provided that (i) none of the provisions of the applicable document or the laws of the State of New York are contrary to public policy as such term is understood under Applicable Law and that performance is not illegal under the laws of the place where the obligations thereunder are to be performed, (ii) such courts will not apply New York law and will apply Applicable Law to matters which would be characterized under Applicable Law as procedural, (iii) such courts will apply provisions of Applicable Law that have overriding effect (e.g., insolvency laws), and (iv) such courts will not apply New York law if such application would be characterized under Applicable Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to public policy in Alberta or Ontario, as the case may be; and further provided, however, that interest payable on a judgment debt may be limited by the proper or governing law of the respective contract or obligation and that a monetary judgment of courts of the Province of Alberta and the Province of Ontario may only be awarded in Canadian currency. Courts in the Province of Alberta and the Province of Ontario have, however, an inherent power to decline to hear such an action or proceeding if it is contrary to public policy, as such term is understood under Applicable Law for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are brought elsewhere. We have no reason to believe that any of the provisions of the Agreement are contrary to public policy as such term is understood under Applicable Law or that it would be inconsistent with public policy as such term is understood under Applicable Law for a court of the Province of Alberta or the Province of Ontario, as applicable, to hear an action or proceeding to enforce the Agreement;

(xx)         the submission by each of the Trust and the Company to the non-exclusive jurisdiction of the New York Courts, contained in the Agreement would be recognized and given effect by the courts of the Province of Alberta and the Province of Ontario as a valid submission to the jurisdiction of such courts, provided that the applicable provisions, if any, of the Agreement respecting service of process on the Company are duly complied with; and

(xxi)        the courts in the Province of Alberta and the Province of Ontario would recognize the appointment by each of the Trust and the Company of TransCanada PipeLine USA Ltd. as its agent for service of process in the United States of America under the Agreement.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any United States or Canadian federal, provincial, territorial, state and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, including without limitation activities, businesses, operations or assets of the Company and its subsidiaries regulated by or subject to the jurisdiction of (i) the Canadian National Energy Board, (ii) the Alberta Utilities Commission or (iii) the Alberta Energy Regulator, (B) state that the opinions above are limited to the laws of the Province of Alberta, the Province of Ontario and the federal laws of Canada therein, (C) rely solely upon the opinion of Mayer Brown LLP to be delivered pursuant to Section 5(b) of this Agreement with respect to all matters relating to the laws of the United States and the State of New York and (D) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

SCHEDULE A
TO ANNEX II

A.                                    Trust Indentures Governing NOVA Gas Transmission Ltd. Public Debt and Credit Facilities Over Cdn.$100 million

1.                                      1988 Trust Indenture with The Royal Trust Company, as amended or supplemented.

2.                                      1993 Trust Indenture with R-M Trust Company (now CIBC Mellon Trust Company), as amended or supplemented.

B.                                    Trust Indentures Governing TransCanada PipeLines Limited Public Debt and Credit Facilities over Cdn.$100 million

1.                                      Trust Indenture made as of the 15th day of June, 1970 between TransCanada PipeLines Limited and Crown Trust Company, as amended or supplemented.

2.                                      Trust Indenture made as of the 3rd of May, 1993 between TransCanada PipeLines Limited and the R-M Trust Company, as amended or supplemented.

3.                                      Trust Indenture, dated as of December 15, 2004, between TransCanada PipeLines Limited and CIBC Mellon Trust Company, as trustee, as amended or supplemented.

4.                                      Trust Indenture, dated as of May 20, 2015, between TransCanada PipeLines Limited and Computershare Trust Company of Canada, as trustee, as amended or supplemented.

5.                                      Amended and Restated Credit Agreement between TransCanada PipeLines Limited and the financial institutions signatories thereto dated October 14, 2011, as amended.

6.                                      Bridge Credit Agreement between TransCanada PipeLines Limited and TransCanada PipeLine USA Ltd. and the financial institutions signatories thereto dated June 28, 2016.

7.                                      Credit Agreement between TransCanada PipeLines Limited and the financial institutions signatories thereto dated December 16, 2015.

ANNEX III

Opinion of Stikeman Elliott LLP
Canadian Tax Counsel to the Company

(i)            the statements in each of the Canadian Final Prospectus and the Canadian Disclosure Package under the caption “Certain Canadian Federal Income Tax Considerations” insofar as such statements constitute summaries of Canadian federal income tax matters, fairly summarize the matters referred to therein, subject to specific limitations and qualifications stated or referred to therein and applicable thereto; and

(ii)           no withholding tax imposed under the federal laws of Canada, the laws of the Province of Alberta or the laws of the Province of Ontario will be payable in respect of any commission or fee to be paid by the Trust or the Company pursuant to this Agreement to an Underwriter that is not resident in Canada for purposes of the Income Tax Act (Canada), provided that such Underwriter deals at arm’s length with the Trust and the Company (as such term is defined for purposes of the Income Tax Act (Canada)), any such commission or fee is payable in respect of services rendered by such Underwriter wholly outside of Canada that are performed in the ordinary course of business carried on by the Underwriter that includes the performance of such services for a fee and any such amount is reasonable in the circumstances.

III-1

ANNEX IV

Opinion of In-house counsel to the Company

(i)            no consent, approval or authorization or order or registration, qualification, recording or filing with the Federal Energy Regulatory Commission, the National Energy Board, or any other federal, state, provincial or local governmental body or agency in the United States or Canada responsible for the regulation of the generation, transportation or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services (excluding any federal, state, provincial or local governmental body or agency in the United States or Canada having jurisdiction over offers and sales of the Securities under the securities laws of the United States or the applicable provinces and territories of Canada or the securities or Blue Sky laws of the various states, as to which such counsel need not express any opinion) is required for the performance by each of the Trust and the Company of its obligations under this Agreement, the Indenture, the Securities, the Assignment and Set-Off Agreement or the Share Exchange Agreement;

(ii)           the statements in any relevant document filed with the Reviewing Authorities or filed with the Commission and specifically incorporated by reference into the U.S. Final Prospectus, the Disclosure Package and the Canadian Final Prospectus and, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to the regulation in the United States or Canada of the generation, transportation, distribution or delivery of natural gas, oil, electricity or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services, referred to therein, fairly summarize in all material respects the matters referred to therein, as of the date of the above-listed documents; and

(iii)          on the basis of the information gained in the performance of such counsel’s duties to the Trust and the Company and on review of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the documents incorporated by reference therein, including information obtained from officers and other representatives of the Trust and the Company, no facts came to such counsel’s attention that cause such counsel to believe that (a) the Registration Statement (except for financial statements and schedules and other financial data included therein or omitted therefrom, as to which such counsel need not make any statement), at the time the Registration Statement became effective, at the Initial Sale Time, and on the effective date of any post-effective amendment to the Registration Statement which became effective prior to the date of such opinion, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the U.S. Final Prospectus, the Disclosure Package or the Canadian Final Prospectus (except for financial statements and schedules and other financial data included therein or omitted therefrom,

IV-1

as to which such counsel need not make any statement), as of their respective issue dates and the date and time of delivery of such opinion, in the case of the U.S. Final Prospectus and the Canadian Final Prospectus, and in the case of the Disclosure Package, as of the Initial Sale Time and as of the date and time of delivery of such opinion, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Such counsel shall confirm that its requisite state and provincial legal qualifications are in good standing in the United States and Canada.  Such counsel may state that for the purposes of the foregoing opinions, it has reviewed the Agreement, the U.S. Final Prospectus, the Canadian Final Prospectus, the Disclosure Package, the Registration Statement and such other documents of the Trust and the Company as such counsel deemed necessary or relevant.  Such counsel may state that, in reviewing these documents, such counsel has assumed the genuineness of all signatures and the authenticity of all documents submitted to it as originals and the conformity to authentic or original documents of all documents submitted to such counsel as reproduction or conformed copies.  In addition, such counsel may state that given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness, fairness or genuineness of the statements contained in the Registration Statement, the U.S. Final Prospectus, the Canadian Final Prospectus and the documents incorporated by reference therein.

IV-2

ANNEX V

LETTER AGREEMENT

August 8, 2016

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
As Representatives of the several
Underwriters named in Schedule II to the Underwriting Agreement

c/o J.P. Morgan Securities LLC
383 Madison Avenue

New York, New York 10179

and

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

We refer to the proposed public offering (the “Offering”) of Trust Notes-Series 2016-A due 2076 (the “Trust Notes”) of TransCanada Trust (the “Trust”), a unit trust formed under the laws of Ontario, and a wholly-owned indirect subsidiary of TransCanada Corporation (“TCC”), and to the underwriting agreement (the “Underwriting Agreement”) that the Trust and the Company (as defined below) expect to enter into with the underwriters named therein (the “Underwriters”), for whom you will act as representatives. The Trust Notes are unconditionally guaranteed on a subordinated basis as to the payment of principal and interest by TransCanada PipeLines Limited, a corporation organized under the laws of Canada (the “Company”) and a wholly-owned subsidiary of TCC.

The Trust Notes will be issued under a trust indenture dated as of May 20, 2015 (the “Base Indenture”), between CST Trust Company, as trustee (the “Trustee”), and the Trust, as supplemented by a Second Supplemental Indenture to be dated as of the date of the closing of the Offering (the “Second Supplemental Indenture”; the Base Indenture as supplemented by the Second Supplemental Indenture, the “Indenture”) among the Trustee, the Trust and the Company.  In connection with the Offering, TCC, the Trust, the Company and the Trustee will enter into an agreement (the “Assignment and Set-Off Agreement”) pursuant to which, among other things, each of TCC and the Company will covenant to refrain from declaring dividends on certain of its securities under certain circumstances specified in such agreement.

Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Underwriting Agreement.

In consideration of the benefits to be received by each of TCC, the Trust and the Company as a result of the Offering and to induce the Underwriters to enter into the

Underwriting Agreement, TCC hereby makes the following representations and warranties and agrees with the Underwriters as follows:

1.             TCC represents and warrants to each Underwriter that as of the date hereof and as of the Closing Date:

(a)           TCC has been duly incorporated and is validly existing as a corporation under the laws of Canada and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the condition (financial or otherwise), earnings, business or properties of TCC and its subsidiaries, taken as a whole;

(b)           TCC has full corporate power and authority to execute, deliver and perform its obligations under this Letter Agreement and the Assignment and Set-Off Agreement; this Letter Agreement has been duly authorized, executed and delivered by TCC and constitutes, and the Assignment and Set-Off Agreement has been duly authorized by TCC and when executed and delivered by TCC, the Company, the Trust and the Trustee will constitute, a valid and legally binding instrument, enforceable against TCC in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyances or transfer, moratorium or similar laws affecting creditors’ rights generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and to the provisions of the Currency Act (Canada) or to the usury provisions of the Criminal Code (Canada); no registration, filing or recording of the Assignment and Set-Off Agreement under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Assignment and Set-Off Agreement;

(c)           TCC is not and, after giving effect to the offering and sale of the Trust Notes by the Trust and the application of the proceeds as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” and to the offering and sale of the TCPL Sub Notes by the Company and the application of the proceeds as described in the Canadian Final Prospectus, the Disclosure Package and the U.S. Final Prospectus under the heading “Use of Proceeds,” will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder;

(d)           Neither the execution and delivery of the Assignment and Set-Off Agreement nor the consummation of the transactions contemplated thereby will conflict with or result in a breach or violation of or imposition of any lien, charge or encumbrance upon any property or assets of TCC pursuant to (i) the charter or by-laws of TCC, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which TCC is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to TCC of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over TCC or any of its properties, except, in the case of (ii) or (iii), such breaches, violations, liens, charges or encumbrances as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of TCC and its subsidiaries, taken as a whole; TCC is not in violation or default of (i) any provision of its articles or bylaws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over TCC or any of its properties, as applicable, except, in the case of (ii) or (iii) such violation or default as would not, individually or in the aggregate, constitute a material adverse effect on the condition (financial or otherwise), earnings, business or properties of TCC and its subsidiaries, taken as a whole; other than the Company and the subsidiaries of the Company listed in Annex A to the Underwriting Agreement, TCC has no other “significant subsidiary” as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act of 1933, as amended.

2.             TCC acknowledges and agrees that in connection with the purchase and sale of the Trust Notes from the Trust pursuant to the Underwriting Agreement and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of TCC, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of TCC with respect to the offering contemplated by the Underwriting Agreement or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising TCC on other matters) or any other obligation to TCC and (iv) TCC has consulted its own legal and financial advisors to the extent it deemed appropriate.  TCC agrees that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to TCC, in connection with such transaction or the process leading thereto.

3.             TCC  irrevocably (i) agrees that any legal suit, action or proceeding against it brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Letter Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any New York Court and (iii) submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding.  TCC has appointed TransCanada PipeLine USA Ltd. as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Letter Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  Such appointment shall be irrevocable.  TCC represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to TCC shall be deemed, in every respect, effective service of process upon TCC.  To the extent that TCC has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.

4.             All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk — 3rd floor (fax no.: (212) 834-6081) and to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: Debt Capital Markets Syndicate Desk; or, if sent to TCC, will be mailed, delivered or telefaxed to TransCanada Corporation and confirmed to it at 450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Corporate Secretary.

5.             This Letter Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons, and no other person will have any right or obligation hereunder.

6.             This Letter Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.

7.             This Letter Agreement supersedes all prior agreements and understandings (whether written or oral) between the parties hereto, or any of them, with respect to the subject matter hereof.

Very truly yours,

TRANSCANADA CORPORATION

By:	/s/ Donald R. Marchand
Name:	Donald R. Marchand
Title:	Executive Vice-President,
Corporate Development and Chief Financial Officer

By:	/s/ Joel E. Hunter
Name:	Joel E. Hunter
Title:	Vice President, Finance and Treasurer

The foregoing Letter Agreement is hereby confirmed and accepted as of the date first above written.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Som Bhattacharyya
Name:	Som Bhattacharyya
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Smilchensky
Name:	Ben Smilchensky
Title:	Managing Director

By:	/s/ Mary Hardgrove
Name:	Mary Hardgrove
Title:	Managing Director

For themselves and the other several
Underwriters named in Schedule II
to the foregoing Agreement.